Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3079567, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Reports Third Quarter and Nine Month 2018 Results

- Special General Meeting of Shareholders scheduled for November 19,
2018 to Vote on Merger Agreement with Medtronic -

CAESAREA, Israel – November 6, 2018 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of robotic guidance systems, reported financial and operating results for the third quarter and nine months ended September 30, 2018.

As announced on September 20, 2018, the Company entered into a definitive merger agreement under which Medtronic will acquire all outstanding ordinary shares of Mazor for $58.50 per American Depositary Share, or $29.25 (108.0 ILS. according to current exchange rate) per ordinary share, in cash, for a total of approximately $1.64 billion. The acquisition is expected to close during Medtronic’s third fiscal quarter ending Jan. 25, 2019, subject to the satisfaction of customary closing conditions including receipt of regulatory clearances and approval by Mazor’s shareholders at the Special General Meeting of Shareholders scheduled for November 19, 2018.

In addition, the U.S. Food and Drug Administration (FDA) notified Mazor on November 2 that the Mazor X Stealth Edition system, which integrates Medtronic's Stealth navigation with the Mazor X robotic guidance platform, received clearance in the U.S.  The integration of two best-in-class technologies will provide spine surgeons with 3D planning tools, robotic-guided execution, and real-time visualization in the operating room.

THIRD QUARTER 2018 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended September 30, 2018 was $10.1 million compared to $18.6 million in the year-ago third quarter.  U.S. revenue was $8.8 million compared to $16.8 million in the year-ago third quarter. This decrease is mainly attributed to the lower number of systems sold in the quarter and the lower pricing terms under the distribution agreement with Medtronic, compared to mostly direct sales in the year-ago third quarter.  International revenue was $1.3 million compared to $1.8 million in the year-ago third quarter. Recurring revenue from kit sales, services and other was $6.9 million in the third quarter of 2018, compared to $7.0 million in the year-ago third quarter.

The Company's gross margin for the three months ended September 30, 2018 was 47.3% compared to 62.3% in the year-ago third quarter.  This decrease is attributed mainly to the pricing terms with Medtronic, following the transition to the global distribution phase of the Medtronic partnership and a result of less systems sold this quarter. Total operating expenses increased to $22.3 million compared to $15.7 million in the year-ago third quarter, mainly due to $10.8 million of costs related to the merger agreement (of which $7.0 million are non-cash expenses). These costs do not include certain costs related to the merger agreement, including costs which are contingent upon closing. This increase in operating expenses is offset by lower selling and marketing expenses, following the transition to the global distribution phase of the Medtronic partnership. Operating loss was $17.5 million compared to an operating loss of $4.1 million the year-ago third quarter. Net loss for the third quarter of 2018 was $16.9 million, or $0.32 per share, compared to a net loss of $3.9 million, or $0.08 per share, for the year-ago third quarter.

Cash used in operating activities was $2.5 million compared to cash used in operating activities of $2.9 million in the year-ago third quarter. As of September 30, 2018, cash, cash equivalents and investments totaled $107.6 million.

THIRD QUARTER 2018 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation relates to non-cash expenses in the amount of $12.6 million with respect to amortization of intangible assets, to share-based payments and to costs related to the merger agreement recorded in the third quarter of 2018. On a non-GAAP basis, the net loss in the third quarter of 2018 was $4.4 million, or $0.08 per share, compared to $1.3 million, or $0.03 per share, for the year-ago third quarter.

NINE MONTHS ENDED SEPTEMBER 30, 2018 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the nine months ended September 30, 2018, revenue totaled $38.8 million compared to $45.8 million for the nine months ended September 30, 2017. Gross margin for the nine months ended September 30, 2018 was 54.7% compared with 65.3% in the nine months ended September 30, 2017. This decrease is attributed mainly to the pricing terms with Medtronic following the transition to the global distribution phase of the Medtronic partnership. Total operating expenses were $44.1 million compared to $43.6 million in the year-ago nine-month period, mainly due to lower selling and marketing expenses, following the transition to the global distribution phase of the Medtronic partnership and offset by costs related to the merger agreement.  Operating loss was $22.8 million compared to an operating loss of $13.7 million in the first nine months of 2017.

Net loss for the nine months ended September 30, 2018 was $22.1 million, or $0.42 per share compared to a net loss of $12.9 million, or $0.27 per share, in the first nine months of 2017.

NINE MONTHS ENDED SEPTEMBER 30, 2018 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the first nine months of 2018 was $5.4 million, or $0.10 per share, compared to a net loss of $7.6 million, or $0.16 per share, in the first nine months of 2017.

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating profit (loss), net income (loss) and basic and diluted earnings (loss) per share that exclude the effects of non-cash expense of amortization of intangible assets and share-based payments and costs related to the merger agreement. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income (loss) and earnings (loss) per share and to compare them to historical net income (loss) and earnings (loss) per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the closing of the Medtronic acquisition of Mazor, statements regarding the benefits of the Mazor X–Stealth Edition system, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group
Michael Polyviou - Investors
mpolyviou@evcgroup.com;
732.933.2754

   Mazor Robotics Ltd.
                CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Nine months period		Three months period
	ended September 30,		ended September 30,
	2018	2017	2018	2017
Revenue	$38,835	$45,798	$10,090	$18,624

Cost of revenue	$17,587	$15,895	$5,315	$7,020

Gross profit	$21,248	$29,903	$4,775	$11,604

Operating expenses:

Research and development, net	$8,695	$5,692	$3,626	$1,658
Selling and marketing	$17,944	$32,638	$5,656	$12,429
General and administrative	$6,618	$5,310	$2,176	$1,653
Other operating expenses (*)	$10,800	$-	$10,800	$-
Total operating cost and expenses	$44,057	$43,640	$22,258	$15,740

Loss from operations	$(22,809)	$(13,737)	$(17,483)	$(4,136)

Financing income, net	$750	$631	$541	$188

Loss before taxes on income	$(22,059)	$(13,106)	$(16,942)	$(3,948)

Income tax expense (benefit)	$2	$(250)	$1	$-

Net loss	$(22,061)	$(12,856)	$(16,943)	$(3,948)

Net loss per share - Basic and diluted	$(0.42)	$(0.27)	$(0.32)	$(0.08)

Weighted average common shares outstanding - Basic and diluted	52,673	48,334	52,938	49,011

(*) Merger agreement related expenses

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	September 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$36,532	$46,376
Short-term investments	70,074	56,708
Trade receivables	9,479	5,460
Other current assets	3,930	2,054
Inventory	7,259	7,864
Total current assets	127,274	118,462

Non-current assets
Long-term investments	968	5,171
Property and equipment, net	4,597	4,323
Intangible assets, net	1,676	1,925
Other non-current assets	852	1,115
Total non-current assets	8,093	12,534

Total assets	$135,367	$130,996

Current liabilities
Trade payables	$4,116	$3,474
Deferred revenue	8,195	3,471
Other current liabilities	10,882	9,874
Total current liabilities	23,193	16,819

Non-current liabilities
Employee benefits	433	414
Total non-current liabilities	433	414

Total liabilities	23,626	17,233

Equity
Share capital	139	136
Share premium	235,939	225,678
Amounts allocated to warrants	9,629	9,629
Capital reserve for share-based payments transactions	20,255	10,480
Foreign currency translation reserve	2,119	2,119
Accumulated loss	(156,340)	(134,279)
Total equity	111,741	113,763

Total liabilities and equity	$135,367	$130,996

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(UNAUDITED)

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017
Cash flows from operating activities:
Loss for the period	$(22,061)	$(12,856)	$(16,943)	$(3,948)
Adjustments:
Depreciation and amortization	$1,507	$1,107	$628	$393
Finance income, net	$(372)	$(328)	$(265)	$(209)
Share-based payments	$12,576	$4,975	$8,673	$2,553
Income tax benefit	$(2)	$(250)	$(1)	$-
	$13,709	$5,504	$9,035	$2,737

Change in inventory	$555	$(3,350)	$(129)	$(400)
Change in trade and other accounts receivable	$(5,545)	$354	$(982)	$(906)
Change in prepaid lease fees	$(6)	$(30)	$(14)	$(8)
Change in trade and other accounts payable	$6,358	$159	$6,361	$(633)
Change in employee benefits	$19	$123	$(21)	$(13)
	$1,381	$(2,744)	$5,215	$(1,960)

Interest received	$703	$432	$208	$249
Income tax paid	$(37)	$(15)	$(3)	$-
	$666	$417	$205	$249

Net cash used in operating activities	$(6,305)	$(9,679)	$(2,488)	$(2,922)

Cash flows from investing activities:
Proceeds from (investment in) short-term investments and deposits, net	$(5,802)	$1,416	$(414)	$(9,019)
Investment in long-term investments	$(3,361)	$(4,288)	$-	$(3,665)
Purchase of property and equipment	$(1,487)	$(1,557)	$(410)	$(244)
Net cash used in investing activities	$(10,650)	$(4,429)	$(824)	$(12,928)

Cash flows from financing activities:
Proceeds from issuance of ADRs, net	$-	$40,000	$-	$40,000
Proceeds from exercise of share options by employees	$7,463	$8,293	$2,353	$4,574
Net cash provided by financing activities	$7,463	$48,293	$2,353	$44,574

Net increase (decrease) in cash and cash equivalents	$(9,492)	$34,185	$(959)	$28,724
Cash and cash equivalents at the beginning of the period	$46,376	$14,954	$37,475	$20,347
Effect of exchange rate differences on balances of cash and cash equivalents	$(352)	$(111)	$16	$(43)
Cash and cash equivalents at the end of the period	$36,532	$49,028	$36,532	$49,028
Supplementary cash flows information:
Purchase of property and equipment in credit	$(19)	$(96)	$(19)	$(96)
Issuance costs on credit	$-	$(22)	$-	$(22)
Classification of inventory to fixed assets	$50	$300	$50	$300

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
 (UNAUDITED)

	Nine months period		Three months period
	ended September 30,		ended September 30,
	2018	2017	2018	2017
GAAP gross profit	$21,248	$29,903	$4,775	$11,604
Amortization of intangible assets	249	250	84	85
Share-based payments	480	248	153	140
Non-GAAP gross profit	$21,977	$30,401	$5,012	$11,829
GAAP gross profit as percentage of revenues	54.7%	65.3%	47.3%	62.3%
Non-GAAP gross profit as percentage of revenues	56.6%	66.4%	49.7%	63.5%

GAAP operating expenses	$44,057	$43,640	$22,258	$15,740
Share-based payments:
Research and development	$1,300	$641	$463	$289
Selling and marketing	$2,032	$2,363	$660	$1,512
General and administrative	$1,787	$1,723	$420	$612
Merger agreement costs	$10,800	$-	$10,800	$-
Non-GAAP operating expenses	$28,138	$38,913	$9,915	$13,327

GAAP operating loss	$(22,809)	$(13,737)	$(17,483)	$(4,136)
Non-GAAP operating loss	$(6,161)	$(8,512)	$(4,903)	$(1,498)

GAAP net loss	$(22,061)	$(12,856)	$(16,943)	$(3,948)
Share-based payments	$5,599	$4,975	$1,696	$2,553
Amortization of intangible assets	$249	$250	$84	$85
Merger agreement costs	$10,800	$-	$10,800	$-
Non-GAAP net loss	$(5,413)	$(7,631)	$(4,363)	$(1,310)
GAAP basic and diluted loss per share	$(0.42)	$(0.27)	$(0.32)	$(0.08)

Non-GAAP basic and diluted loss per share	$(0.10)	$(0.16)	$(0.08)	$(0.03)